Gmail

Cram Tutoring [redacted]

Zero Cheating

1 message

Cram Tutoring [redacted]
To: [redacted]

Tue, Nov 22, 2022 at 1:29 PM

Hey Alex,

Here is the link - let me know what you think

https://wefunder.com/zero.cheating

Legal disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Neil Parsont
Cram Tutoring
[redacted]
"Learning through understanding, not memorizing"

Gmail

Cram Tutoring [redacted]

Zero Cheating

1 message

Cram Tutoring [redacted] Tue, Nov 22, 2022 at 2:52 PM
To: Keith Minasy [redacted]

Hey Keith,

Here is the link - let me know what you think

https://wefunder.com/zero.cheating

Legal disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail

Cram Tutoring [redacted]

Link for Zero

1 message

Cram Tutoring [redacted] Tue, Nov 22, 2022 at 1:04 PM
To: [redacted]

Hi Joanne,

Here is the link:
https://wefunder.com/zero.cheating

Legal disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Neil Parsont
Cram Tutoring
[redacted]
"Learning through understanding, not memorizing"

Gmail

Cram Tutoring <[redacted]

Zerocheating

1 message

Cram Tutoring <[redacted]> Mon, Nov 21, 2022 at 2:11 PM
To: [redacted]

Hi Karen,

Here is the link
www.wefunder.com/ZeroCheating

Zoom meeting
https://us02web.zoom.us/j/6396425459

Required legal disclaimer for emails

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind

Gmail Cram Tutoring [redacted]

Zero Cheating

1 message

Cram Tutoring <[redacted] Mon, Nov 21, 2022 at 4:09 PM
To: Jon-Paul Vasta [redacted]>

Hey JP,

Always good seeing you at the gym!

Here is a link to the Crowd Funder
https://wefunder.com/zerocheating

If you can make it, we are doing a zoom investor meeting with my partner, Dr. Levy on Wednesday at 1pm
https://us02web.zoom.us/j/8396425459

Legal disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Neil Parsont
Cram Tutoring
[redacted]
"Learning through understanding, not memorizing"

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.